UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Westlake Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-32260	76-0346924
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2801 Post Oak Boulevard, Suite 600 Houston, Texas		77056
(Address of principal executive offices)		(Zip Code)
L. Benjamin Ederington
(713) 960-9111
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended 2024.

Item 1.01 Conflict Minerals Disclosure and Report
Please refer to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), Form SD and the 1934 Act Release No. 34-67716 (together, the “Conflict Minerals Rule”) for definitions of the terms used in this form, unless otherwise defined herein.
Pursuant to the Conflicts Minerals Rule, Westlake Corporation (“Westlake”) has conducted a good faith, reasonable country of origin inquiry of its suppliers to determine whether any Conflict Minerals that were necessary to the functionality or production of products manufactured for sale by Westlake during the year ended December 31, 2024 originated in the Covered Countries.
Westlake analyzed its product offerings to determine whether any include, or may include, a Conflict Mineral in the applicable product specifications. In doing so, each category of material was classified as high-, medium- or low-risk based on the potential for the materials to contain metals covered under the Conflict Mineral Rule as determined by a review of research and development, procurement, and supplier data.
Westlake contacted all of its high-risk and half of its medium-risk product suppliers in its country of origin inquiry. This inquiry consisted of a letter sent to each such supplier requesting confirmation as to whether or not the materials sold to Westlake by such supplier contained Conflict Minerals from the Covered Countries. The Company received responses from the vast majority of surveyed suppliers. Based on the confirmations received from such suppliers, although it is possible that some of the tin, gold and tungsten derivatives provided during the year ended December 31, 2024 may have been sourced from the Covered Countries, all of the smelters from whom such suppliers sourced such derivatives are on the list of smelters certified by the Responsible Minerals Initiative.
In accordance with Rule 13p-1, Westlake has made the foregoing disclosure available on its website at "http://www.westlake.com/investor-relations".

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Westlake Corporation
(Registrant)

/s/L. Benjamin Ederington	May 23, 2025
By L. Benjamin Ederington Executive Vice President, Legal and External Affairs	(Date)